Brocade
1745 Technology Dr., San Jose, CA 95110
T. 408.333.8000 F. 408.333.8101
www.brocade.com
September 24, 2008
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop: 4561
Washington, D.C. 20549
Attention: Kevin Dougherty and Jay Ingram

Re:	Brocade Communications Systems, Inc.
Registration Statement on Form S-4, as amended (File No. 333-153205)
(“Registration Statement”)
Ladies and Gentlemen:
The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 9:00 A.M. Eastern Daylight Time on September 25, 2008 or as soon thereafter as is practicable. Pursuant to the Commission’s letter dated September 16, 2008, regarding the Registration Statement, the undersigned Registrant further acknowledges that:
•     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•     the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[signature follows]

Very truly yours,
Brocade Communication Systems, Inc.

By:	/s/ Tom MacMitchell
Tom MacMitchell
Assistant Secretary and Director of Legal Affairs

cc: Nancy H. Wojtas, Cooley Godward Kronish llp